Exhibit 12.1

INTEL CORPORATION
STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES
(in millions)

	Six Months Ended

	June 29,	June 30,
	2002	2001

Income before taxes	$1,940	$1,252

Add fixed charges net of capitalized interest	78	57

Income before taxes and fixed
charges (net of capitalized interest)	$2,018	$1,309

Fixed charges:

Interest	$49	$25

Capitalized interest	1	3

Estimated interest component of rental expense	29	32

Total	$79	$60

Ratio of earnings before taxes and fixed charges, to fixed charges	26	22